Pricing Supplement to the Prospectus dated January 5, 2007 and the
                 Prospectus Supplement dated February 28, 2007

[RBC LOGO]            US$273,000
                      Royal Bank of Canada
                      Principal Protected Notes due August 31, 2011
                      Linked to the Performance of WTI Light Sweet Crude Oil

Issuer:                       Royal Bank of Canada ("Royal Bank")
Series:                       Senior Global Medium-Term Notes, Series C
Issue Date:                   August 31, 2007
Maturity Date and Term:       August 31, 2011 (resulting in a term to maturity
                              of four years).
Coupon:                       We will not pay you interest during the term of
                              the Notes.
Underlying Commodity:         The payment at maturity on the Notes is linked to
                              the price of one barrel of WTI light, sweet crude
                              oil as traded on the New York Mercantile Exchange
                              (the "NYMEX").
Minimum Investment:           US$1,000.
Denomination:                 US$1,000 (except that non-U.S. investors may be
                              subject to higher minimums).
Payment at Maturity:          At maturity, you will receive a cash payment equal
                              to the principal amount invested plus an amount
                              equal to that principal amount multiplied by the
                              greater of:
                                   (a)   0%; and
                                   (b) the Percentage Change multiplied by the Participation Rate
Participation Rate:           120%

Percentage Change:            The Percentage Change is an amount (expressed as a
                              percentage and rounded to two decimal places) equal to:

                                   (C(f) - C(i))
                                   -------------
                                       C(i)

                              where,
                              C(f) is the Reference Price of WTI crude oil, "C,"
                              on August 29, 2011 (the "final valuation date")
                              C(i) is the Reference Price of WTI crude oil, "C,"
                              on August 29, 2007 (the "initial valuation date")
                              The Reference Price for WTI light sweet crude oil
                              will be determined by reference to the official
                              settlement prices of certain futures and forward
                              contracts traded on the NYMEX. The definition of
                              Reference Price is defined below in "Specific
                              Terms of the Notes" - Reference Prices.
Clearance and Settlement:     DTC global (including through its indirect
                              participants Euroclear and Clearstream, Luxembourg
                              as described under "Ownership and Book-Entry
                              Issuance" in the accompanying prospectus).
CUSIP Number:                 78008EPN1
Listing:                      The Notes will not be listed on any securities
                              exchange or quotation system.
Calculation Agent:            The Bank of New York
Terms Incorporated :          All of the terms appearing above this item on the
in the Master Note            cover page of this pricing supplement and the
                              terms appearing under the caption "Specific Terms of the Note" below.

Investing in the Notes involves risks that are described in the "Risk Factor"
section in this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                                         Proceeds to Royal
                                             Price to Public      Agent's Commission       Bank of Canada
                                             ---------------      ------------------       --------------
       Per Note...........................         100%                 3.75%                  96.25%
       Total..............................       $273,000             $10,237.50             $262,762.50


                         RBC Capital Markets Corporation
                    Pricing Supplement dated August 29, 2007

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


                                                TABLE OF CONTENTS
Pricing Supplement
Summary...............................................................................................      P-1
Risk Factors..........................................................................................      P-4
WTI Light Sweet Crude Oil.............................................................................      P-9
Specific Terms of the Notes...........................................................................      P-12
Use of Proceeds and Hedging...........................................................................      P-17
Supplemental Tax Considerations.......................................................................      P-18
Supplemental Plan of Distribution.....................................................................      P-20

Prospectus Supplement
About This Prospectus Supplement......................................................................      S-1
Risk Factors..........................................................................................      S-1
Use of Proceeds.......................................................................................      S-4
Description of the Notes We May Offer.................................................................      S-5
Certain Income Tax Consequences.......................................................................      S-24
Supplemental Plan of Distribution.....................................................................      S-25
Documents Filed as Part of the Registration Statement.................................................      S-30

Prospectus
Documents Incorporated by Reference...................................................................      2
Where You Can Find More Information...................................................................      3
Further Information...................................................................................      3
About This Prospectus.................................................................................      4
Presentation of Financial Information.................................................................      5
Caution Regarding Forward-Looking Information.........................................................      5
Royal Bank of Canada..................................................................................      6
Risk Factors..........................................................................................      6
Use of Proceeds.......................................................................................      6
Consolidated Ratios of Earnings to Fixed Charges......................................................      7
Consolidated Capitalization and Indebtedness..........................................................      8
Description of Debt Securities........................................................................      9
Tax Consequences......................................................................................      26
Plan of Distribution..................................................................................      38
Benefit Plan Investor Consideration...................................................................      40
Limitation on Enforcement of U.S. Laws Against The Bank, Our Management and Others....................      41
Validity of Securities................................................................................      41
Experts...............................................................................................      41
Supplemental Financial Statement Schedule.............................................................      42
Other Expenses of Issuance And Distribution...........................................................      45

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

                                     SUMMARY

     The Principal Protected Notes (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and enhanced participation in any positive performance of WTI Light Sweet crude oil at maturity. The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risk." The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated January 5, 2007, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated February 28, 2007, which supplements the prospectus. Capitalized terms used in this pricing supplement that are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for participation in any positive performance of WTI light sweet crude oil. You will receive 120% of any such gains at maturity.

o Principal Protection--At maturity, your principal is fully protected against a negative Percentage Change.

Selected Risk Considerations

o Market Risk--The extent to which the return on the Notes is positive is linked to the performance of WTI light sweet crude oil and will depend on whether, and the extent to which, the Percentage Change is positive. The price of WTI light sweet crude oil has historically been extremely volatile and may change unpredictably, affecting the settlement prices of futures and forward contracts, and the value of your Notes in unforeseeable ways.

o Limited Portfolio Diversification--The Notes are linked to a single commodity, WTI light sweet crude oil, and as such, provide no benefit of diversification. However, if you otherwise hold a diversified portfolio of investments, the Notes can provide exposure to the energy sector in general and to WTI light sweet crude oil in particular.

o No Principal Protection Unless You Hold the Notes to Maturity--You will be entitled to receive a minimum payment of the principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

o No Interest Payments--You will not receive any periodic interest payments on the Notes.

o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

o    You are willing to hold the Notes to maturity.

o You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on WTI light sweet crude oil in particular.

o You believe the Percentage Change will be positive during the term of the Notes.

o You seek an investment that offers principal protection when held to maturity.

o    You do not seek current income from this investment.

o You seek an investment with a return linked to the performance of WTI light sweet crude oil.

The Notes may not be a suitable investment for you if:

o    You are unable or unwilling to hold the Notes to maturity.

o You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on WTI light sweet crude oil in particular.

o You believe the Percentage Change will be negative during the term of the Notes.

o You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

o You prefer not to create an over-concentrated position in the commodities sector of your portfolio.

o    You seek current income from your investment.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     Pursuant to the terms of the Notes, Royal Bank and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" in this pricing supplement.

Sample Calculations of the Payment at Maturity

     The examples set forth below are included for illustration purposes only. The Reference Prices of WTI light sweet crude oil used to illustrate the calculation of Percentage Change are neither estimates nor forecasts of the References Prices of WTI light sweet crude oil on the initial valuation date or the final valuation date on which the calculation of the Percentage Change, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $10,000, a 120% Participation Rate and that no extraordinary event has occurred.


Example 1--    Calculation of the payment at maturity where the Percentage
               Change is greater than 0%.

               Percentage Change        55%

               Payment at Maturity      $10,000 + ($10,000 x 55% x 120%) =
                                        $10,000 + $6,600 = $16,600

               On a $10,000 investment, a 55% percentage change results in a payment at maturity of $16,600, a 66% return on the Notes.


Example 2--    Calculation of the payment at maturity where the Percentage
               Change is less than 0%.

               Percentage Change        -35%

               Payment at Maturity      $10,000 + ($10,000 x 0%) = $10,000 +
                                        $0.00 = $10,000

               On a $10,000 investment, a -35% percentage change results in a payment at maturity of $10,000, a 0% return on the Notes.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of WTI Light Sweet crude oil. Investing in the Notes is not equivalent to investing directly in WTI light sweet crude oil or the related futures and forward contracts. See "WTI Light Sweet crude Oil" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

     You will receive at least the minimum payment of the principal amount of your Notes only if you hold them to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold and may incur a loss. You should be willing to hold your Notes to maturity.

Your Notes May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of the Underlying Commodity, If Such Appreciation Is Not Reflected in the Official Settlement Price on the Final Valuation Date

     If the Percentage Change is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the Percentage Change as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of settlement prices of certain futures and forward contracts (or otherwise determined by the calculation agent, in the case of an extraordinary event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile of the Underlying Commodity Prices

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the settlement prices of the exchange-traded futures and forward contracts on WTI light sweet crude oil will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o    the market price of the Underlying Commodity;

     o the volatility of the Underlying Commodity (i.e., the frequency and magnitude of changes in the level of the Underlying Commodity);

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market maker;

     o    the general interest rate environment;

     o economic, financial, political, regulatory, geographical, biological or legal events that affect the market price of WTI light sweet crude oil or that affect the energy market and futures markets generally; or

     o    the creditworthiness of Royal Bank.

     These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures and forward contracts and, therefore, the value of your Notes.

Risks Associated with the Underlying Commodity May Adversely Affect the Market Price of the Notes

     Because the Notes are linked to the price of the Underlying Commodity, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Commodity Prices May Change Unpredictably, Affecting the Percentage Change and the Value of Your Notes in Unforseeable Ways

     Trading in futures and forward contracts on WTI light sweet crude oil is speculative and can be extremely volatile. The market price of the Underlying Commodity (and the underlying exchange-traded future and forward contracts) may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the price of the Underlying Commodity and the value of your Notes in varying ways, and different factors may cause the value of WTI light sweet crude oil, and the volatility of its price, to move in inconsistent directions at inconsistent rates.

You Will Not Receive Interest Payments on the Notes or Have Rights in the Exchange-Traded Futures Contracts on the Underlying Commodity

     You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures and forward contracts on the Underlying Commodity may have.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

The Inclusion in the Purchase Price of the Notes of A Selling Concession and of Royal Bank's Cost of Hedging its Market Risk under the Notes is Likely to Adversely Affect the Value of the Notes Prior to Maturity.

     The price at which you purchase of the notes includes a selling concession (including a broker's commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price.

Trading and Other Transactions by Royal Bank or its Affiliates in the Underlying Commodity, Futures, Options, Exchange-Traded Funds or Other Derivative Products on the Underlying Commodity May Impair the Market Value of the Notes

     As described below under "Use of Proceeds and Hedging" in this pricing supplement, we or one or more affiliates (or an unaffiliated party or parties with whom we contract) may hedge our obligations under the Notes by purchasing WTI light sweet crude oil, futures or options on the Underlying Commodity, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the price of the Underlying Commodity, and we or such unaffiliated party or parties may adjust these hedges by, among other things, purchasing or selling the Underlying Commodity, futures, options or exchange-traded funds or other derivative instruments with returns linked or related to changes in price of the Underlying Commodity at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Underlying Commodity and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates (or an unaffiliated party or parties with whom we contract) could receive substantial returns from these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in the Underlying Commodity, the exchange-traded futures and forward contracts on the Underlying Commodity, and other investments relating to the Underlying Commodity on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Although they are not expected to, any of these activities could adversely affect the market price of the Underlying Commodity, the exchange-traded futures and forward contracts on the Underlying Commodity, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Commodity or the exchange-traded futures and forward contracts on the Underlying Commodity. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest

     As noted above, we and our affiliates expect to engage in trading activities related to WTI light sweet crude oil and the exchange-traded futures and forward contracts on WTI light sweet crude oil, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the Reference Price of WTI light sweet crude oil, could be adverse to the interests of the holders of the Notes. Moreover, we and RBC Capital Markets Corporation have published and in the future expect to publish research reports with respect to WTI light sweet crude oil. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, RBC Capital Markets Corporation or our other affiliates may affect the market price of WTI light sweet crude oil and the related exchange-traded futures and forward contracts and, therefore, the market value of the Notes.

Royal Bank and Its Affiliates Have No Affiliation with NYMEX and Are Not Responsible for its Public Disclosure of Information

     We, and our affiliates, are not affiliated with NYMEX in any way and have no ability to control or predict its actions, including any errors in or discontinuation of their disclosure. NYMEX is not under any obligation to continue to maintain any futures and forward contracts. If NYMEX discontinues or materially changes the terms of any futures and forward contracts on WTI light sweet crude oil, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes--Extraordinary Event" and "--Adjustments to the Reference Price" in this pricing supplement.

     You, as an investor in the Notes, should make your own investigation into the Underlying Commodity, the related futures contracts and the exchanges on which they trade.

The Calculation Agent Can Postpone the Calculation of the Percentage Change or the Maturity Date If an Extraordinary Event Occurs on the Final Valuation Date

     The calculation of the Percentage Change may be postponed if the calculation agent determines that an extraordinary event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the settlement prices on the relevant futures and forward contracts on the first business day after that day on which no extraordinary event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but an extraordinary event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If an extraordinary event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the Percentage Change that would have prevailed in the absence of the extraordinary event. See "Specific Terms of the Notes--Extraordinary Event" in this pricing supplement.

     If an extraordinary event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Determination of the Reference Prices of WTI Light Sweet crude Oil

     The method of calculating the Reference Prices of the WTI light sweet crude oil may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of WTI light sweet crude oil are changed in a material respect by NYMEX, or if a Reference Price is not available for any reason, then the calculation agent may take such action, including adjustments to the method of calculating the Reference Price, as it deems appropriate. See "Specific Terms of the Notes--Adjustments to the Reference Price" in this pricing supplement. Such changes could adversely affect the Percentage Change and, consequently, the payment at maturity on the Notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

                            WTI LIGHT SWEE6T CRUDE OIL

General

     The Reference Prices of WTI light sweet crude oil are determined by reference to the official settlement prices of futures and forward contracts traded on the NYMEX (the "Principal Exchange"). You should make your own investigation into the Principal Exchange to determine whether the Notes are a suitable investment for you.

     An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long") or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

     No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as "initial margin." This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as "variation margin," are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as marking to the market."

     Futures contracts are traded on organized exchanges, known as "contract markets," through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearinghouse. The clearinghouse guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader's profit or loss. U.S. contract markets (including the NYMEX), as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the "SIB")).

The NYMEX

     The NYMEX, located in New York City, is the principal exchange for the trading of oil futures contracts. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by the WTI Light Sweet crude oil contract in March 1983 and unleaded gasoline futures in 1984.

WTI Light Sweet Crude Oil

     The price of WTI light sweet crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by OPEC and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

     The NYMEX light, sweet crude oil futures contract is the world's most liquid forum for crude oil trading, as well as the world's largest-volume futures trading on a physical commodity. The contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines.

     The following chart shows the performance of WTI Crude Oil of the period from August 29, 1997 through August 29, 2007.



                            WTI Light Sweet Crude Oil
                             (August-97 - August-06)
                                [CHART OMMITTED]



                                                                                                   Period-End
                                            High Intra-Day Price          Low Intra-Day          Closing Price of
   Period-Start          Period-End          of WTI Light Sweet         Price of WTI Light       WTI Light Sweet
      Date                  Date                Crude Oil                Sweet Crude Oil            Crude Oil
      ----                  ----                ---------                ---------------            ---------
     1/1/2004             3/31/2004                 38.5                      32.2                   35.76
     4/1/2004             6/30/2004                 42.45                     33.3                   37.05
     7/1/2004             9/30/2004                 50.47                     36.69                  49.64
    10/1/2004            12/31/2004                 55.67                     40.25                  43.45

     1/1/2005             3/31/2005                 57.6                      41.25                  55.4
     4/1/2005             6/30/2005                 60.95                     46.2                   56.5
     7/1/2005             9/30/2005                 70.85                     56.1                   66.24
    10/1/2005            12/30/2005                 66.62                     55.4                   61.04

     1/1/2006             3/31/2006                 69.2                      57.55                  66.63
     4/1/2006             6/30/2006                 75.35                     65.6                   73.93
     7/1/2006             9/29/2006                 78.4                      59.52                  62.91
    10/1/2006            12/29/2006                 64.15                     54.86                  61.05

     1/1/2007             3/31/2007                 68.09                     49.9                   65.87
     4/1/2007             6/30/2007                 71.06                     60.68                  70.68
     7/1/2007             8/29/2007                 78.77                     68.63                  73.51


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Notes We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series C" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, as amended, between Royal Bank and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be US$1,000 (non-U.S. investors may be subject to higher minimum investment).

Denomination

     We will offer the Notes in denominations of US$1,000.

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     You will receive a cash payment at maturity that is based on the Percentage Change, which may be positive or negative. The Notes are fully principal protected and you will receive at least a minimum of the principal amount at maturity.

     At maturity, you will receive a cash payment equal to the principal amount invested plus an amount equal to that principal amount multiplied by the greater of: (a) 0%; and (b) the Percentage Change multiplied by the Participation Rate. The Percentage Change is an amount (expressed as a percentage and rounded to two decimal places) equal to:

                                  (C(f) - C(i))
                                  -------------
                                      C(i)
     where,

     C(f) = Reference Price of WTI Light Sweet crude oil, "C", on the final valuation date

     C(i) = Reference Price of WTI Light Sweet crude oil, "C", on the initial valuation date

     The method of determination for the Reference Price for WTI light sweet crude oil is specified under "--Reference Price" below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under "--Adjustments to Reference Price" below.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the second business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the second business day following the final valuation date. The calculation agent may postpone the final valuation date--and therefore the maturity date--if an extraordinary event occurs or is continuing on a day that would otherwise be the final valuation date. We describe extraordinary events under "--Extraordinary Event" below.

     In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that an extraordinary event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that an extraordinary event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Reference Prices

     The reference price for WTI light sweet crude oil (the "Reference Price") have been determined on the initial valuation date and will be determined on the final valuation date as described below:

WTI Light Sweet Crude Oil

     The Reference Price for crude oil on the initial valuation date or the final valuation date is the official settlement price for one barrel of light, sweet crude oil on the NYMEX or its successor, of the first futures contract to expire following such valuation date, stated in U.S. dollars, as made public by the NYMEX or its successor of the first futures contract to expire following that valuation date, stated in U.S. dollars as made public by the NYMEX and available on the exchange's website www.nymex.com or Reuters page "SETT" on that valuation date.

Reference Prices on the Initial Valuation Date

               WTI Light Sweet Crude Oil
               -------------------------
                        $/barrel
C(i).....                $73.51


Adjustments to the Reference Price

     The method of determining the Reference Price may be adjusted from time to time by the calculation agent, as follows:

     o In the event that an official settlement price is not available for WTI light sweet crude oil for whatever reason, including any discontinuance of trading in the relevant contract by the NYMEX then the calculation agent may take such action, including adjustments to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of WTI light sweet crude oil is discontinued by the NYMEX or its successor, the calculation agent may determine such Reference Price by reference to another contract for WTI light sweet crude oil traded on another exchange or to its bid for WTI light sweet crude oil for delivery on the final valuation date.

     o In the event that the terms of any contract used for determining the Reference Price of WTI light sweet crude oil are changed in a material respect by the commodity exchange upon which the contract trades, the calculation agent may take such action, including adjustments to the method of determining the Reference Price of WTI light sweet crude oil, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

     No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for WTI light sweet crude oil. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above.

Extraordinary Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the Percentage Change on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the Percentage Change may be postponed if the calculation agent confirms that, on the final valuation date, an extraordinary event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices of WTI light sweet crude oil on the first business day after the final valuation date on which no extraordinary event occurs or is continuing to determine the Percentage Change. In no event, however, will the determination of the Percentage Change be postponed by more than ten business days.

     If the determination of the Percentage Change is postponed to the last possible day, but an extraordinary event occurs or is continuing on that day, that day will nevertheless be the date on which the Percentage Change will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Reference Prices that would have prevailed in the absence of the extraordinary event and calculate the Percentage Change.

     An extraordinary event means any event, circumstance or cause which Royal Bank determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or to hedge its position in respect of its obligation to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect:

     o the occurrence or existence during the one-half hour period that ends at the close of trading of any suspension of or limitation on trading (by reason of movements in price exceeding limits permitted by the relevant Principal Exchange or otherwise) on the relevant Principal Exchange in WTI light sweet crude oil or a general limitation on prices for WTI light sweet crude oil on any Principal Exchange;

     o a suspension, absence or material limitation of trading in futures contracts, forward contracts or options contracts related to WTI light sweet crude oil on any relevant Principal Exchange or a limitation on trading in futures, forward or options contracts on any relevant Principal Exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges;

     o the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other government authority which would make it unlawful or impracticable for Royal Bank to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of WTI light sweet crude oil;

     o the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

     o any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to WTI light sweet crude oil or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of commodities, contracts or other instruments generally on any Principal Exchange.

     The following events will not be extraordinary events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of a Principal Exchange; or

     o a decision to permanently discontinue trading in the option or futures and forward contracts relating to WTI light sweet crude oil (see "--Adjustments to the Reference Price" above).

     For this purpose, an "absence of trading" in the Principal Exchange on which option or futures and forward contracts related to WTI light sweet crude oil are traded will not include any time when that Principal Exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount."

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies."

Default Amount

     The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London and New York City are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

     The Bank of New York will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations or confirmations regarding the Reference Price of WTI light sweet crude oil, extraordinary events, business days, the default amount, the Percentage Change and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of and confirmations by the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We, or our affiliates (or an unaffiliated party or parties with whom we contract), may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates (or such unaffiliated party or parties) expect to enter into hedging transactions involving purchases of WTI light sweet crude oil and/or listed and/or over-the-counter options or futures or forward on WTI light sweet crude oil prior to or on the initial valuation date. From time to time, we, or our affiliates (or such unaffiliated party or parties), may enter into additional hedging transactions or unwind those we have entered into. In this regard, we, or our affiliates (or such unaffiliated party or parties), may:

o acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the price of WTI light sweet crude oil,

o acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

o    any combination of the above two.

     We, or our affiliates (or such unaffiliated party or parties), may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We, or our affiliates (or such unaffiliated party or parties), may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of WTI light sweet crude oil, listed or over-the-counter options or futures or forwards on WTI light sweet crude oil or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of WTI light sweet crude oil or other components of the commodities market.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain United States Federal Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

     The Notes will be treated as debt instruments subject to the special tax rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

     We have determined that the comparable yield for the Notes is equal to 5.08% per annum, compounded semiannually, with a projected payment at maturity of $12,222.12 based on an investment of $10,000.

     You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

     If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

     If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

     Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

          Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

          With respect to the Notes, Royal Bank will agree to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation will agree to purchase from Royal Bank, the denomination of the Note specified, at the price specified on the front cover of this preliminary pricing supplement. RBC Capital Markets Corporation intends to resell each Note it purchases at the original issue price specified in the final pricing supplement. In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We expect that delivery of the Notes will be made against payment for the Notes on or about August 31, 2007, which is the second
(2nd) business day following the Pricing Date (this settlement cycle being referred to as "T+2"). For more information about the plan of distribution, the distribution agreement and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

          To the extent the underwriter resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.




                                   US$273,000


                                   [RBC LOGO]


                              Royal Bank of Canada
                    Senior Global Medium-Term Notes, Series C
                  Principal Protected Notes due August 31, 2011
             Linked to the Performance of WTI Light Sweet Crude Oil


                                 August 29, 2007